UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               Novoste Corporation
                               -------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    67010C100
                                 --------------
                                 (CUSIP Number)

                                January 31, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                              ---------------------------
CUSIP No.  67010C100                  13G                 Page 2 of 6 Pages
----------------------                              ---------------------------

-------- ----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry N. Feinberg
-------- ----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]

-------- ----------------------------------------------------------------------
    3    SEC USE ONLY


-------- ----------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                 5      SOLE VOTING POWER

 NUMBER OF              0
  SHARES      --------- -------------------------------------------------------
BENEFICIALLY     6      SHARED VOTING POWER
 OWNED BY
   EACH                 955,000
 REPORTING    --------- -------------------------------------------------------
PERSON WITH      7      SOLE DISPOSITIVE POWER

                        0
              --------- -------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER

                        955,000
-------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         955,000
-------- ----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         N/A
-------- ----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.9%
-------- ----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):       Name of Issuer:
---------        --------------

     The name of the issuer is Novoste Corporation (the "Company").

Item 1(b):       Address of Issuer's Principal Executive Offices:
---------        -----------------------------------------------

     The Company's principal executive office is located at 3890 Steve Reynolds Blvd., Norcross, GA 30093.

Item 2(a):       Name of Person Filing:
---------        ---------------------

     This Schedule 13G is filed by Mr. Larry N. Feinberg ("Mr. Feinberg" or the "Reporting Person"), who serves as the senior managing member of Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates") and is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"). Oracle Associates serves as the general partner of Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), and Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional" and, together, the "Partnerships"). The Investment Manager serves as investment manager of SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle") and Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"). Mr. Feinberg may be deemed to indirectly beneficially own 955,000 shares of Common Stock (as defined in Item 2(d) below), by virtue of the foregoing relationships, directly owned by Oracle Partners (618,800 shares), Oracle Institutional (157,600 shares), SAM Oracle (61,800 shares) and Oracle Offshore (116,800 shares).

Item 2(b):       Address of Principal Business Office or, if None, Residence:
---------        -----------------------------------------------------------

     The address of the principal business office of the Reporting Person is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c):       Citizenship:
---------        -----------

     Mr. Feinberg is a citizen of the United States of America.

Item 2(d):       Title of Class of Securities:
----------       ----------------------------

     Common Stock, $0.01 par value ("Common Stock").

Item 2(e):       CUSIP Number:
---------        ------------

     67010C100

Item 3:          If this statement is filed pursuant to Rules 13d-1(b) or
------           --------------------------------------------------------
                 13d-2(b) or (c), check whether the person filing is a:
                 -----------------------------------------------------

     (a) [ ] Broker or dealer registered under Section 15 of the Act,

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
             (b)(1)(ii)(F),

     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:          Ownership:
------           ---------

     A. Larry N. Feinberg
        -----------------
        (a) Amount beneficially owned: 955,000
        (b) Percent of class: 5.9%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 16,231,569 shares of Common Stock stated to be issued and outstanding as of November 1, 2001, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
        (c) Number of shares as to which such person has:
            (i)   Sole power to vote or direct the vote: 0
            (ii)  Shared power to vote or direct the vote: 955,000
            (iii) Sole power to dispose or direct the disposition: 0
            (iv)  Shared power to dispose or direct the disposition: 955,000

Item 5:          Ownership of Five Percent or Less of a Class:
------           --------------------------------------------

     Not applicable.

Item 6:          Ownership of More than Five Percent on Behalf of
------           -------------------------------------------------
                 Another Person:
                 --------------

     Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:          Identification and Classification of the Subsidiary Which
------           ---------------------------------------------------------
                 Acquired the Security Being Reported on by the Parent
                 -----------------------------------------------------
                 Holding Company:
                 ---------------

     Not applicable.

Item 8:          Identification and Classification of Members of the Group:
------           ---------------------------------------------------------

     Not applicable.

Item 9:          Notice of Dissolution of Group:
------           ------------------------------

     Not applicable.

Item 10:         Certification:
-------          -------------

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2002

                                           /s/ Larry N. Feinberg
                                           ------------------------------
                                           Larry N. Feinberg